Exhibit 99.1

Rogers Communications Files Preliminary Shelf Prospectuses

TORONTO, December 15, 2011 – Rogers Communications Inc. (“Rogers”) announced today that it has filed a preliminary short form base shelf prospectus with applicable securities regulators in each of the provinces of Canada. This will allow Rogers to make offerings of debt securities of up to $4 billion in the provinces of Canada during the 25-month period after the shelf prospectus becomes final. This shelf prospectus will replace Rogers’ corresponding existing shelf prospectus that expires on December 30, 2011. The preliminary shelf prospectus will not become final until a final shelf prospectus is filed with the provincial securities regulatory authorities in Canada and a receipt is obtained.

Rogers also announced today that it has filed a separate preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement with the United States Securities and Exchange Commission (the “SEC”). These filings will allow Rogers to make offerings of debt securities of up to US$4 billion in Ontario and the United States during the 25-month period after the shelf prospectus becomes final and the registration statement becomes effective. This shelf prospectus and registration statement will replace Rogers’ corresponding existing shelf prospectus and registration statement that expire on December 30, 2011. The preliminary shelf prospectus will not become final until a final shelf prospectus is filed with the Ontario Securities Commission and a receipt is obtained. The registration statement filed with the SEC relating to these debt securities has not yet become effective. The registration statement will not become effective until an amendment is filed and the SEC is notified of the aforementioned receipt.

These debt securities may not be sold nor may offers to buy be accepted prior to the time that a receipt for the applicable final shelf prospectus has been issued in Canada and the registration statement becomes effective with respect to the applicable debt securities.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. This news release is not an offer for sale within the United States of any debt or other securities of Rogers. Securities of Rogers, including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws.

Rogers has no immediate intention to offer securities pursuant to the shelf prospectuses or registration statement.

Copies of the preliminary shelf prospectuses will be available on request from the contacts listed below or over the Internet at the Canadian Securities Administrators’ website at www.sedar.com. Copies of the registration statement will be available on request from the contacts listed below or over the Internet at the SEC’s website at www.sec.gov.

About Rogers Communications

Rogers is a diversified Canadian communications and media company. Rogers is Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media, Rogers is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment and digital media. Rogers is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Glenn Brandt, (416) 935-3571, gbrandt@rci.rogers.com;

Bruce Mann, (416) 935-3532, bruce.mann@rci.rogers.com;

Dan Coombes, (416) 935-3550, dan.coombes@rci.rogers.com

Rogers Communications Inc.

333 Bloor Street East,

Toronto, Ontario

M4W 1G9